China Marketing Media Holdings, Inc.
RMA 901

KunTai International Mansion

No. 12 Chaowai Street

Beijing, 100020, China

February 26, 2008

By EDGAR Transmission and by Hand Delivery

Anita Karu, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:

China Marketing Media Holdings, Inc.
                Amendment No. 3 to Form 10-SB filed December 21, 2007
                File No. 0-51806

We hereby submit the responses of China Marketing Media Holdings, Inc. (“CMKM” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 18, 2008, providing the Staff’s comments with respect to the above referenced registration statement on Form 10-SB (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 11

Results of Operations, page 12

1.

Where you identify intermediate causes of changes in your operating results, please describe the reasons underlying such causes. For example, stating that your increase in revenues is primarily attributable to increases in advertising consulting services only identifies the intermediate cause of the change. Please indicate the specific reason(s) for the increase, such as increased sales efforts or increase in prices for services. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Company Response: We have revised the disclosure under the caption of “Results of Operations” in the Amendment No. 4 to Form 10 to identify the underlying reasons for the changes in our operating results for both the nine-month periods ended September 30, 2007 and 2006 and the fiscal years ended December 31, 2006 and 2005.

Item 6. Executive Compensation, page 28

2.

Please ensure that you have updated your disclosure, here and elsewhere in your disclosure document as applicable, to reflect information for your recently completed fiscal year ending December 31, 2007.  Specifically, please update this section to provide compensation information for the recently completed fiscal year. In this regard, refer to "Interpretive Responses Regarding Particular Situations" Item 4.01 under Item 402 of Regulation S-K of our Compliance and Disclosure Interpretations.

Company Response: We have updated our disclosure in our Registration Statement to reflect our executive compensation information for fiscal year 2007.

Financial Statements

3.

Please tell us how you discussed your accounting for sales returns in your critical accounting policy and summary of significant accounting policies. It appears you merely stated that future returns can be estimated. To the extent, there is judgment involved in estimating sales returns, you should indicate such in your critical accounting policy disclosures. In this regard, critical accounting policies should not be a reiteration of the disclosure in the financial statements.  Please revise or advise.

Company Response: We have revised our critical accounting policy disclosures as follows:

Revenue Recognition.   We recognize magazine sales revenue in accordance with the provisions of SFAS 48, “Criteria for Recognizing Revenue When Right of Return Exists,” which states that if an enterprise sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all of the following conditions are met:

•

The seller's price to the buyer is substantially fixed or determinable at the date of sale.

•

The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.

•

The buyer's obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

•

The buyer acquiring the product for resale has economic substance apart from that provided by the seller.

•

The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

•

The amount of future returns can be reasonably estimated.

Estimated returns are based on historical data but require significant judgment on the part of management.

We have also revised the footnote of summary of significant accounting policies to our interim and annual financial statements in the Registration Statement accordingly.

4.

Based upon your response to comment no. 3, we understand the reason for the $603,865 increase to capital. However there is no disclosure in the financial statements. Please revise to include a brief description of the reason for the entry.

Company Response: We have revised the related footnotes to both the interim and annual financial statements to include a brief description of the reason for the $603,865 increase to capital.

5.

Please explain to us in detail your basis in GAAP for consolidating CMO; a company that is not a subsidiary of yours. Please be detailed in the accounting literature you relied upon or analogized to in supporting consolidation. As it appears the Management Right Agreement was the controlling factor in your consolidation decision, please ensure we are fully aware of the significant provisions in the agreement that give you effective control. We may have further comment.

Company Response: The consolidated financial statements of CMKM include revenues and expenses of CMO on a gross basis rather than a net basis according to EITF 99-19.  All indicators of gross revenue reporting are met according to EITF 99-19.  Also, every indicator of net revenue reporting seems to show that net revenue reporting is inappropriate.  Below we listed each indicator to be considered as to provide an adequate basis for grossing revenues and expenses.

Indicators of Gross Revenue Reporting from EITF 99-19:

1.

The company is the primary obligor in the arrangement.

2.

The company has general inventory risk (before customer order is placed or upon customer return).

3.

The company has latitude in establishing price.

4.

The company changes the product or performs part of the service.

5.

The company has discretion in supplier selection.

6.

The company is involved in the determination of product or service specifications.

7.

The company has physical loss inventory risk (after customer order or during shipping).

8.

The company has credit risk.

Above indicators compared with the terms in the Operation and Management Right Agreement between CMO and Shenzhen Media Investment Co. Ltd., or Shenzhen Media, dated October 23, 2003 (the “Agreement”):

1.

The company is the primary obligor in the arrangement.

The primary obligor is the party responsible to the customer for providing service that is the subject of the arrangement.  In substance, the primary obligor is the party the customer will look to for fulfillment and for ensuring its satisfaction.  According to the Agreement:

(1)

Party A (CMO) contracts all the business, operation and management right to Party B (Shenzhen Media, a subsidiary of CMKM). The term of the Agreement is ten years, from November 1, 2003 through October. 31, 2013.

(2)

Guarantee clause. In order to prevent any loss of the state-owned assets, Party B agrees to pay a one-time deposit of RMB 10,109,300 (equal to RMB 1,010,930 per year x 10 years) to obtain the contractual right of contracting all the business, operation and management right of Party A (according to No.007 (2003) Assessment Report of Henan Shi Ji Lian He Accountants’ Office).

Above two provisions prove that Shenzhen Media, not CMO, has significant risks and rewards in the transaction, which indicates that it is at risk for the full amount of the contract, not just a commission.  Therefore, according to EITF 99-19, par. 7, CMKM is the primary obligor in the transaction contemplated by the Agreement.

2.

The company has general inventory risk.

General inventory risk is the risk normally taken on by a company that buys inventory in the hopes of reselling it at a profit.  In our case, general inventory risk exists because the customer (magazine distributing agency) has a right of return and Shenzhen Media will take title to and assume the risks and rewards of ownership of the product if it is returned by the customer.  As to all returned magazines will be booked to losses to Shenzhen Media, Shenzhen Media bears all inventory risk. (EITF 99-19, par. 8).

3.

The company has the ability to determine the price at which it sells the product or service.

When a company has reasonable latitude to establish prices for the products and services, it is an indication that the company is acting as a principal, rather than as another company’s agent (EITF 99-19, par. 9).

According to Section C3 of the Agreement, the operation and management rights for Party B that contracted from Party A include:

Right of strategic decision-making and contracting with external parties in aspects of investment, joint venture, cooperation and contracting.

Since Shenzhen Media has the right of strategic decision – making and contracting with external parties, Shenzhen Media has the ability to determine the price at which it sells magazines and advertising spaces in the magazines, i.e., CMKM is acting as a principal.

4.

The company changes the product or performs part of the service.

According to Section C of the Agreement, Shenzhen Media has, among others:

•

Rights to publish, including publishing and printing affairs of all publications, and all other related operations owned by CMO;

•

Advertising right, including exclusive right of advertising business of all the publications owned by CMO; and

•

Right of strategic decision-making and contracting with external parties in aspects of investment, joint venture, cooperation and contracting.

Above provisions have entitled Shenzhen Media to change the product or perform part of the service.  In addition, these provisions further evidence that Shenzhen Media is fully responsible for fulfillment, potentially making it the primary obligor in the arrangement (EITF 99-19, par. 10).

5.

The company has discretion in supplier selection.

The rights granted under Section C of the Agreement to Shenzhen Media also evidence that Shenzhen Media has discretion in supplier selection. (EITF 99-19, par. 11).

6.

The company is involved in the determination of product or service specifications.

A company is primarily responsible for fulfillment, if the company must determine the nature, type, characteristics, or specifications of the product or service ordered by the customer (EITF 99-19, par. 12).

According to Section C  of the Agreement, Shenzhen Media has:

•

Rights to publish, including publishing and printing affairs of all publications, and all other related operations owned by CMO;

•

Advertising right, including exclusive right of advertising business of all the publications owned by CMO;

•

Right to use intangible assets, such as brand, trade mark, etc.(the ownership of the intangible assets belongs to CMO);

•

Right of strategic decision-making and contracting with external parties in aspects of investment, joint venture, cooperation and contracting;

•

Right of financial management and the operation of CMO; and

•

Right to obtain benefit: all income from CMO flows to Party B and Party B should bear all the costs and expenses in connection with the operation and management contemplated by the Agreement.

As a result, Shenzhen Media must determine the nature, type, characteristics, or specifications of the product or service ordered by the customer, which indicates that Shenzhen Media is primarily responsible for fulfillment (EITF 99-19, par. 12).

7.

The company has physical loss inventory risk (after customer order or during shipping).

As stated above, in our case, physical loss inventory exists because the customer (magazine distributing agency) has a right of return and Shenzhen Media will take title to and assume the risks and rewards of ownership of the product if it is returned by customer.  As to all returned magazines they will be booked to losses to Shenzhen Media and Shenzhen Media bears all inventory risk. (EITF 99-19, par. 13)

8.

The company has credit risk.

According to Section I Treatment of Debt of the Agreement, Shenzhen Media is responsible to purchase the social insurance and welfare that CMO was obligated to purchase for the staff before the Agreement was signed.  Shenzhen Media should solely undertake all financial and legal liability caused/related to debts generated before the operation and management rights were contracted to Shenzhen Media.  As a result, CMO is not sharing any responsibilities in this case and accordingly, Shenzhen Media bears all credit risk. (EITF 99-19, par. 14)

In addition, every indicator of net revenue reporting shows that net revenue reporting is inappropriate.

•

The supplier is the primary obligor in the arrangement.  As indicated above,  Shenzhen Media instead of CMO is the primary obligor in the arrangement. Therefore this indicator does not match.

•

The amount the company earns per transaction is fixed (in dollars or as a percentage of the arrangement fee).  According to the Agreement, the amount that Shenzhen Media earns per transaction is not fixed (EITF 99-19, par. 16).

•

The supplier has credit risk. As explained in above, this indicator does not match with our case.

To sum up, since Shenzhen Media is a wholly-owned subsidiary of CMKM, CMKM is the company and CMO is the supplier in this case.  An evaluation of these indicators shows that CMKM should report revenues on a gross basis rather than a net basis.

6.

Please explain to us how you viewed the revocation of the dividend from an accounting perspective. Please explain in detail why you believe the original accounting was in error. Please also explain what the "currency transaction application" represents. We may have further substantive comment.

Company Response: In December 2005 our Chinese operating company essentially became a US public company through a reverse acquisition/recapitalization with a US shell company. In January 2006 the board of directors, somewhat new and inexperienced with respect to US customs and laws, declared a dividend payable only to the previous shareholders of the Chinese operating company to compensate them for their services to the Chinese operating company.  Those shareholders were also officers and directors, directly involved in company operations.  A portion of the amount declared was paid out and the remainder was recorded as a liability. The Company was later advised by counsel that declaration of dividends must be payable pro rata to all shareholders, not just selected shareholders.  The board determined immediately to reverse the improperly declared dividend in an effort to become compliant with US laws.  The amount debited to equity at the time the dividend was recorded was credited back to equity retrospectively and the amount remaining unpaid was eliminated as a liability.  The amount that had already been paid to the previous officers and directors was determined to be compensation expense after some discussion.  The Company considered whether the amounts paid should be recorded as a receivable, which would require repayment from those who had received payment previously.  The board at that time determined that those persons had earned the payments in their roles as officers and directors and would not be required to make repayment.  Consequently, the amounts paid were restated as compensation expense.

To improve our internal control system, our management has also taken the following steps:

•

it has appointed a chief financial officer who has sufficient knowledge and experience in U.S. GAAP principles;

•

it has engaged outside legal counsel to provide legal services with respect to U.S. corporate and securities laws; and

•

it has improved its financial reporting practices with appropriate focus on accuracy, transparency and consistency, including, but not limited to, educating and training relevant accounting personnel within our company about specific internal control procedures that the company must comply with, and monitor the operating effectiveness of the internal control system.

Management believes it has remediated the related internal control weakness.

SFAS 154 defines an error in previously issued financial statements as “an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared.” The Company believes that the previously issued 2006 financial statements contained an error in recognition, presentation and disclosure of dividends declared, dividends payable and compensation expense. The error was due to an oversight of facts that existed at the time the financial statements were prepared, namely the fact that the dividend declared and partially paid out was improper and possibly illegal, as it was not declared pro rata to all shareholders. Consequently, accounting for the reversal or revocation of the dividend more closely resembles a correction of an error than a change in estimate or accounting principle.

Footnote 19 of our Consolidated Financial Statements for the year ended December 31, 2006 stated in part that “The paid dividend of $672,592 was reclassified as bonus expenses and the unpaid dividend was cancelled.  Due to the currency transaction application, our restated net income is decreased by $672,592, retained earnings is increased by $345,162.” The statement was an attempt to explain that the foreign currency translation adjustment is the reason that the income decrease of $672,592 plus the retained earnings increase of $345,162 does not total the $972,754 revoked dividend.  Since the footnote wording did not serve to clarify the overall presentation, it has been reworded as follows: “The amount of the erroneously declared dividend that was paid prior to the dividend being revoked in the amount of $672,592 has been reclassified as compensation expense, as it was paid to officers and directors of the Company. Consequently, the restatement resulted in a decrease in net income of $672,592 and an increase in retained earnings of $345,162.”

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 10-59251090 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

China Marketing Media Holdings, Inc.

By: /s/Yingsheng Li

Yingsheng Li

Chief Executive Officer